

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, Texas 75024

 Grant Thornton

Report of Independent Registered Public Accounting Firm

Audit • Tax • Advisory
Grant Thornton LLP
1717 Main Street, Suite 1500
Dallas, TX 75201-4667
T 214.561.2300
F 214.561.2370
www.GrantThornton.com

To the Participants and Plan Administrator
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

We have audited the accompanying statement of net assets available for benefits of Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the "Plan") as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees as of December 31, 2010, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, Part IV, Line 4i – schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
July 13, 2011

Financial Statements and Report of Independent Certified Public Accountants

Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees

December 31, 2010

Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010

ASSETS	
Investments, at fair value	$1,470,353
Cash	977
Receivables	
Participant contributions	3,874
Employer contributions	1,748
Notes receivable from participants	219,090
	224,712
NET ASSETS AVAILABLE FOR BENEFITS	$1,696,042

The accompanying notes are an integral part of this statement.

Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2010

Additions to net assets attributed to:	
Interest and dividends	$ 20,063
Net appreciation in fair value of investments	301,139
Interest income on notes receivable from participants	6,195
	327,397
Contributions	
Participants	256,805
Employer	113,172
	369,977
Total additions	697,374
Deductions from net assets attributed to:	
Benefits paid to participants	93,303
Administrative expenses	5,900
Total deductions	99,203
Net increase in net assets	598,171
Transfers of assets to plan	1,097,871
Net assets available for benefits	
Beginning of year	-
End of year	$1,696,042

The accompanying notes are an integral part of this statement.

Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Effective January 1, 2010, the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Rent-A-Center Plan) assets that were attributed to Puerto Rico employees were transferred into the Plan with a similar plan design and fund options. The Plan was established to separate Puerto Rican employees from the Rent-A-Center Plan in accordance with a change in Puerto Rico tax law. The participants' accounts were liquidated as of January 1, 2010 and transferred to the new trustee. On January 1, 2010 the trustee contributed these amounts to the Plan.

The Plan became effective January 1, 2010, and is a defined contribution plan covering all Puerto Rico employees of Rent-A-Center East, Inc. (the Company or Plan Sponsor) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. On December 21, 2010, an amendment to the Plan was executed adding language to incorporate certain regulatory and legislative changes relating to the Pension Protection Act of 2006 and the Heroes Earnings Assistance and Relief Tax Act of 2008.

Contributions

The Plan permits participants to defer up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $10,000 of their annual compensation (plus a $1,000 catch-up deferral for employees over 50 years of age) for 2010. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company may make matching contributions on a discretionary basis which cannot exceed 4% of each employee's annual compensation. The Company made matching contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee salary deferral contributions in 2010. The Company, in its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the 2010 plan year.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company's contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five or more years of vesting service as defined by the Plan.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant's unvested account balance forfeits to the Plan to be used to pay restoration contributions, replace abandoned accounts, reduce Plan expenses, or offset employer contributions. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $2,400 as of December 31, 2010.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant's beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant's vested interest in the participant's account, or to the extent a participant's or beneficiary's account is invested in at least five whole shares of Rent-A-Center, Inc. stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals subject to certain limitations, as defined in the Plan document.

Notes Receivable from Participants

Participants may, by telephone voice response system or internet application, be granted loans from their fund accounts secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 3.25% to 9.25%. Loans bear interest at the prime rate fixed at the time of the loan.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the record keeper for distribution, valuation and mailing services related to plan administration are paid by the Plan to the Trustee using Company assets. Administrative expenses in the amount of approximately $5,900 were paid by the Company for the year ended December 31, 2010.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of the shares held by the plan at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board (FASB) *Accounting Standards Codification* (ASC) 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

- *Level 1* – Quoted prices in an active market for identical assets or liabilities. Valuation of these instruments does not require a high degree of judgment as the valuations are based on quoted prices in active markets that are readily available. All of the Plan's mutual funds and investments in common stock of the Company included in investments are Level 1 securities.

- *Level 2* – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. These financial instruments are valued by quoted prices that are less frequent than those in active markets or by models that use various assumptions that are derived from or supported by data that is generally observable in the marketplace. Valuations in this category are inherently less reliable than quoted market prices due to the degree of subjectivity involved in determining appropriate methodologies and the applicable underlying assumptions. We have no Level 2 investments.

- *Level 3* – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. These financial instruments have significant inputs that cannot be validated by readily determinable market data and generally involve considerable judgment by management. We have no Level 3 investments.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments- Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan's mutual funds and Rent-A-Center, Inc. Common Stock.

NOTE C - FAIR VALUE MEASUREMENTS - Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010.

	Level 1	Level 2	Level 3	Total
Mutual funds:				
Balanced funds	$ 262,096	$ -	$ -	$ 262,096
Growth funds	275,552	-	-	275,552
Value funds	15,151	-	-	15,151
Fixed income funds	151,847	-	-	151,847
Other funds	151,677	-	-	151,677
Total mutual funds	856,323	-	-	856,323
Common stocks:				
Rent-A-Center, Inc.	614,030	-	-	614,030
Total common stocks	614,030	-	-	614,030
Total assets at fair value	$1,470,353	$ -	$ -	$1,470,353

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter on September 9, 2010, in which the Puerto Rico taxing authority, Departamento de Hacienda, stated that the Plan, as then designed, was in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code (Code) Section 1165(a). There have been amendments to the Plan since that date; however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE E – RELATED PARTIES

Certain Plan investments are shares of the Plan Sponsor's common stock; therefore, these transactions qualify as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NOTE G - INVESTMENTS

A participant may direct employee and employer contributions into Rent-A-Center, Inc. Common Stock and any of the following investment options. The Plan's investments are held in a bank administered trust fund and consist of the following as of December 31, 2010:

Investments at fair value as determined by quoted market price:	
Federated Funds – Government Obligations Funds	$ 151,677*
American Independence Funds – Stock Fund	36,771
American Independence Funds – International Equity Fund	81,748
T. Rowe Price Funds - 2010 Fund	18,876
T. Rowe Price Funds - 2020 Fund	30,410
T. Rowe Price Funds - 2030 Fund	46,196
T. Rowe Price Funds - 2040 Fund	166,064*
T. Rowe Price Funds - 2050 Fund	281
T. Rowe Price Funds – Retirement Income Fund	269
PIMCO Funds - Total Return Fund	151,847*
Davis Funds – NY Venture A Fund	38,371
Federated Funds – Kaufmann A Fund	42,757
Goldman Sachs Funds - Mid Cap Value Fund	7,319
T. Rowe Price - Growth Stock Fund	33,863
Franklin Funds – Small Cap Value Fund	7,832
JP Morgan Funds – Small Cap Equity Fund	21,886
MFS Funds – New Discovery R2 Fund	8,973
Royce Funds – Premier Service Fund	11,183
Rent-A-Center, Inc. - Common Stock	614,030*
	$1,470,353

Participants may change their investment options at any time.

*Represents 5 percent or more of the Plan's net assets.

The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $301,139 in 2010. Detail of this net appreciation by type of investment is shown below.

	2010
Mutual funds	$ 74,377
Rent-A-Center, Inc. common stock	226,762
	$301,139

NOTE H - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through July 13, 2011, the date the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

Rent-A-Center East, Inc. 401(k) Retirement Savings Plan for Puerto Rico Employees

SCHEDULE H PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

EIN: 68-1024367
Plan No. 001

(a)	(b) Identity of issuer	(c) Description of investment	(e) Current value
	T. Rowe Price	Growth Stock Fund	$ 33,863
	American Independence Funds	International Equity Fund	81,748
	American Independence Funds	Stock Fund	36,771
	Davis Series	NY Venture A Fund	38,371
	JP Morgan Funds	Small Cap Equity Fund	21,886
	T. Rowe Price	Retirement 2010 Adv	18,876
	T. Rowe Price	Retirement 2020 Adv	30,410
	T. Rowe Price	Retirement 2030 Adv	46,196
	T. Rowe Price	Retirement 2040 Adv	166,064
	T. Rowe Price	Retirement 2050 Adv	281
	T. Rowe Price	Retirement Income Adv	269
	PIMCO Funds	Total Return Fund	151,847
	Royce Funds	Premier Service Fund	11,183
	Federated Funds	Kaufmann A Fund	42,757
	Goldman Sachs Funds	Mid Cap Value Fund	7,319
	Franklin Funds	Small Cap Value Fund	7,832
	MFS Funds	New Discover R2 Fund	8,973
*	Rent-A-Center, Inc.	Common Stock	614,030
	Federated Funds	Government Obligations Funds	151,677
	Total Investments		1,470,353
	Banco Popular	Cash	977
	Participants	Notes receivable from participants, interest rates ranging from 3.25% to 9.25%	219,090
	Total Assets		$1,690,420

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER EAST, INC. RETIREMENT SAVINGS PLAN FOR PUERTO RICO EMPLOYEES

By: RENT-A-CENTER, INC.
Plan Administrator

Date: July 13, 2011

By: 

Dawn M. Wolverton
Vice President – Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated July 13, 2011, with respect to the financial statements and supplemental schedule of Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees on Form 11-K for the year ended December 31, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc and Subsidiaries on Form S-8 (File No. 333-32296, effective December 31, 2002).



Dallas, Texas
July 13, 2011